# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cheer Holding, Inc., CIK 0001738758
CUSIP: G39973204
Title of class of securities: Ordinary Shares, par value $0.001
Address of issuer's principal executive offices: 22nd Floor, Block B, XINHUA TECH BLDG, NO. 8 TUOFANGYING ROAD, CHAOYANG DISTRICT, China (F4), F-4 00000
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001398344-22-000107
Filed by CIK 0001383838

## Reporting persons
- Shah Capital Management: type of reporting person: investment adviser (IA); citizenship or place of organization: North Carolina (NC); sole voting power 0; shared voting power 1,614,921; sole dispositive power 0; shared dispositive power 1,614,921; aggregate amount beneficially owned 1,614,921 (15.7% of the class)
- Shah Capital Opportunity Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,614,921; sole dispositive power 0; shared dispositive power 1,614,921; aggregate amount beneficially owned 1,614,921 (15.7% of the class)
- Himanshu H. Shah: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,614,921; sole dispositive power 0; shared dispositive power 1,614,921; aggregate amount beneficially owned 1,614,921 (15.7% of the class)

## Item 1. Issuer
Name of issuer: Cheer Holding, Inc.
Address of issuer's principal executive offices: 22F, Block B, Xinhua Technology Building, No. 8 Tuofangying South Road, Jiuxianqiao, Chaoyang District, Beijing, China 100016

## Item 2. Person Filing
Name of person filing: (i) Shah Capital Management, Inc. ("Shah Capital") (ii) Shah Capital Opportunity Fund LP ("Shah Opportunity") (iii) Himanshu H. Shah, who serves as President and Chief Investment Officer of Shah Capital
Address of principal business office or, if none, residence: 2301 Sugar Bush Rd., Ste 510, Raleigh, NC, 27612
Citizenship: Shah Capital is a North Carolina corporation; Shah Opportunity is a Delaware limited partnership; Mr. Shah is a citizen of the United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: (i) Shah Capital: 1614921 (ii) Shah Opportunity: 1614921 (iii) Himanshu H. Shah: 1614921
Percent of class: (i) Shah Capital: 15.7 (ii) Shah Opportunity: 15.7 (iii) Himanshu H. Shah: 15.7
Sole power to vote or to direct the vote: (i) Shah Capital: 0 (ii) Shah Opportunity: 0 (iii) Himanshu H. Shah: 0
Shared power to vote or to direct the vote: (i) Shah Capital: 1614921 (ii) Shah Opportunity: 1614921 (iii) Himanshu H. Shah: 1614921
Sole power to dispose or to direct the disposition: (i) Shah Capital: 0 (ii) Shah Opportunity: 0 (iii) Himanshu H. Shah: 0
Shared power to dispose or to direct the disposition: (i) Shah Capital: 1614921 (ii) Shah Opportunity: 1614921 (iii) Himanshu H. Shah: 1614921

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Shah Capital Management: /s/ Himanshu H. Shah, Himanshu H. Shah, President and Chief Investment Officer (01/08/2025)
- Shah Capital Opportunity Fund LP: /s/ Himanshu H. Shah, Himanshu H. Shah, Managing Member (01/08/2025)
- Himanshu H. Shah: /s/ Himanshu H. Shah, Himanshu H. Shah (01/08/2025)